932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

June 18, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    PDL BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-19756

Dear Mr. Rosenberg:

This letter documents the key points discussed in a conference call held on June 4, 2014 between the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) and PDL BioPharma, Inc. (the “Company”). This discussion was the result of prior written communications from the Staff in relation to our Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on March 3, 2014. All discussion points were specific to our Royalty Purchase and Sale Agreement (“Agreement”) entered into with Depomed, Inc. (“Depomed”) on October 18, 2013. Each of the key discussion points are set forth below, followed by corresponding responses and additional Company conclusions.

In no particular order, the following points were discussed:

•	The Staff questioned the extent and timing of the Company’s knowledge of Depomed’s accounting and whether it did or did not have influence on the Company’s accounting.

•	The Staff and the Company discussed both the definition of a “Financial Instrument” and a “Financial Asset” as it pertains to the Depomed transaction.

•
In addition to the right to receive future cash flows (royalties) from the rights acquired, as outlined in the Agreement, further discussion ensued as to the nature of the “other rights” or “assigned rights” obtained in the Agreement.

•	The Staff had additional questions as to the specifics of our elected amortization model.

The Staff questioned the extent and timing of the Company’s knowledge of Depomed’s accounting and whether it did or did not have influence on the Company’s accounting.

We acknowledged that the Company concluded and reported on its accounting for the transaction prior to Depomed reporting on its accounting. Further, we were not aware at the time of our filing how Depomed was to account for this transaction.

Subsequent to the filing of our Form 10-K, we reviewed Depomed’s 10-K disclosure and came to an understanding of their accounting for this transaction. We further shared our understanding of the nature of Depomed’s ongoing obligation as it relates to the supply of the 1000 mg Glumetza to Santarus, Inc. (now Salix Pharmaceuticals). As this transaction encompasses more than the 1000 mg Glumetza, we shared our opinion that symmetry did not appear to be required due to the nature of the transaction.

The Staff and the Company discussed both the definition of a “Financial Instrument” and a “Financial Asset” as it pertains to the Depomed transaction.

Financial Asset Analysis
Per ASC 860-10-20, Financial Assets are defined as cash, evidence of an ownership in an entity, or a contract that conveys to one entity a right to do either of the following (emphasis added):

a.	Receive cash or another financial instrument from a second entity

b.	Exchange other financial instruments on potentially favorable terms with the second entity.

Per the ASC Master Glossary, a Financial Instrument is defined as cash, evidence of an ownership interest in an entity or a contract that both (emphasis added):

a.	Imposes on one entity a contractual obligation either:

1.	To deliver cash or another financial instrument to a second entity.

2.	To exchange other financial instruments on potentially unfavorable terms with the second entity.

b.	Conveys to that second entity a contractual right either:

1.	To receive cash or another financial instrument from the first entity.

2.	To exchange other financial instruments on potentially favorable terms with the first entity.

The use of the term financial instrument in this definition is recursive (because the term financial instrument is included in it), but is not circular. The definition requires a chain of contractual obligations that ends with the delivery of cash or an ownership interest in an entity. Any number of obligations to deliver financial instruments can be links in a chain that qualifies a particular contract as a financial instrument.

Contractual rights and contractual obligations encompass both those that are conditioned on the occurrence of a specified event and those that are not. All contractual rights (contractual obligations) that are financial instruments meet the definition of asset (liability) set forth in FASB Concepts Statement No. 6, Elements of Financial Statements, although some may not be recognized as assets (liabilities) in financial statements-that is, they may be off-balance-sheet-because they fail to meet some other criterion for recognition.

Conclusion: This point and the following point share conclusions. Please refer to the conclusion below.

In addition to the right to receive future cash flows (royalties) from the rights acquired, as outlined in the Agreement, further discussion ensued as to the nature of the “other rights” or “assigned rights” obtained in the Agreement.

In addition to the right to receive potential future cash flows, and per our previous written communications with the Staff, the Company highlighted the “Assigned Rights” obtained through the Agreement and what rights we believe were transferred. The Company further articulated that the Agreement represented the acquisition of more than just the “right to receive cash.” Upon further discussion it appears that those rights may appear more like the standard protective rights found in a typical financial transaction as opposed to those typically found in the transfer of intellectual property.

Conclusion: Due to the hybrid nature of this transaction, the Company had previously concluded per the guidance found in ASC 860, that the Agreement did not represent the transfer of a financial asset as Depomed, before execution of the transaction, did not account for the royalty payment rights as financial assets (nor do any pharmaceutical companies). Because the transaction did not, on its face, represent a transfer of a financial asset, the Company concluded that it was permissible for the acquired assets to be accounted for as an intangible asset under ASC 350.

Upon further consideration of ASC 860, the Company has determined that upon execution of the Agreement, and on the Company’s books, the asset is more appropriately classified as a recognized financial asset. Further, per the ASC Master Glossary, an Intangible Asset is defined as an asset (not including financial assets) that lack physical substance. As we have now concluded that the Agreement represents the acquisition of a financial asset, we further conclude that the intangible asset guidance the

Company previously relied upon, ASC 350, Intangible Assets, should no longer be the guiding codification in this transaction.

The Staff had additional questions as to the specifics of our elected amortization model.

The Staff wanted to more fully understand the mechanics of our elected amortization model in light of the fact that in our two previous responses to the Staff’s inquiries, we provided differing terminology (elections) as to the methodology elected.

In response to the Staff’s initial inquiry, in our response letter dated April 4, 2014, we indicated that we had elected a “units-of-production” method as outlined in ASC 350, Intangibles. In that initial response we articulated why units-of-production was most applicable. As a follow up to our response, the Staff had additional questions as to the applicability of ASC 350 Intangibles and called into question by reference the applicability of the units-of-production method.

In our second response letter to the Staff, dated May 15, 2014, we attempted to explain, due to the hybrid nature of Agreement, why we believed ASC 350 was most applicable. However, due to the hybrid nature of the Agreement, we presented an alternative method of amortization, “units-of-revenue” as outlined in ASC 470, which generally applies to the issuer of debt as opposed to the holder. We further explained why we determined that “units-of-revenue” was applicable even though we are the “holder” as opposed to the “issuer” of the hybrid instrument.

Our application of the two methods had materially the same outcome. See our revised “Amortization” conclusion below for the application of methodology applied.

General Conclusion

Financial Asset Accounting - Balance Sheet
As noted above, we conclude it appropriate to account for the assets acquired as outlined in the Agreement between the Company and Depomed as the acquisition of a financial asset.

ASC 320 and ASC 310
While the guidance found in ASC 320 or ASC 310 is the generally applied standard to most financial assets, ASC 320 should not apply as ASC 320 only addresses the accounting for structured notes that are in the form of debt securities. This Agreement does not satisfy the definition of a security as provided by ASC 320, Investments-Debt and Equity Securities.

ASC 310, Nonrefundable Fees and Other Costs, also does not apply because the Company does not have the right to receive money on demand or on fixed and determinable dates. Further, the agreement does not have a contractually specified or guaranteed return nor the guarantee of the return of the principal amount transferred.

ASC 815
The Company has also considered whether the Agreement represents a derivative under ASC 815, Derivatives and Hedging, but concluded that the investment would attract the scope exception in ASC 815-10-15-59(d) given that Agreement is lacking specified volume of sales of Depomed’s licensees.

ASC 835
We further evaluated the transaction under the guidance found in ASC 835, Imputation of Interest, for its applicability and determined that the transaction is scoped out of ASC 835.

Per ASC 835-30-15-1 (Scope and Scope Exceptions), “the guidance in this Subtopic applies to all entities.” Per ASC 835-30-15-2 (emphasis added),

The guidance in this Subtopic applies to receivables and payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated provision for interest. Such receivables and payables are collectively referred to in this Subtopic as notes.

We believe both the intent and form of this transaction are significantly different than those that would be typically found in a standard note transaction. For example, in a standard note transaction, the interest rate is typically explicit, whether or not it be at market rate. In addition, note agreements generally include agreed-upon principal amounts to be repaid on fixed or determinable dates, whether those are over a specific amortization schedule or on a specific date (balloon payment). Generally, there is security in the underlying assets.

In this transaction no such terms exist. The Company paid $240.5 million dollars to Depomed for the right to receive “potential” future cash flows generated from the related license agreements. While the Agreement has outlined the contractual right to receive money, there are no implicit or explicit fixed and determinable payment dates. In addition, there is no fixed or determinable “maturity date,” nor is there any repayment obligation should the related licenses not generate revenues. Further, the Company has no security in the underlying assets. In the event related patents are challenged, competing products are brought to market or any other event occurs that impedes the potential cash flow, the Company has no recourse. Therefore, and primarily because, there are no “fixed and determinable” payment dates associated with the Agreement, we have concluded that this transaction is scoped out of guidance of ASC 835 and the imputation of interest is not applicable.

ASC 470
Given the nature of the Agreement and the absence of an applicable Standard that specifically addresses the purchase of future revenues, we have concluded that the application of analogous guidance applicable to the seller of future revenues is appropriate.

Per ASC 470-10-25-1, a “Sale of Future Revenues” is when an entity (Depomed) receives cash from an investor (PDL) and agrees to pay to the investor for a defined period a specified percentage or amount of the revenue or of a measure of income (for example, gross margin, operating income, or pretax income) of a particular product line, business segment, trademark, patent, or contractual right.

As a financial asset, we believe that we have the ability to elect the fair value option as provided in ASC 825. We have chosen not to elect the fair value option and believe presenting the asset at amortized cost to be the most appropriate and meaningful presentation to the readers of our financial statements.

We believe the selection of this method is an accounting-policy decision; therefore, the method that we have selected will be applied consistently in all periods presented and to all similar agreements (none currently held).

In addition, the carrying value of the asset will be evaluated for impairment each reporting period, consistent with our policy for other financial assets.

The most relevant section of ASC 470 instructs how the seller of this transaction would account for the sale of future revenue. Per ASC 470-10-35, “Sales of Future Revenues”, amounts related to income should be amortized under the units-of-revenue method. Under the units-of-revenue method, amortization for a period would be calculated by computing a ratio of the proceeds received to the total payments expected to be made over the term of the agreement.

Amortization Methodology Application:
For amortization of the asset, we first utilized an income approach to allocate the purchase price to each individual asset (product) based on its relative fair value. We employed a third party expert to model the expected cash flows for each product. Based on the value of the cash flow of each product, the purchase price was allocated.

As part of purchase price allocation and creation of the amortization schedule, the estimated useful life (period over which the product is expected to generate cash flow) was determined and other factors, such as expected approval dates and likelihood of approval, among others, were considered. The method of amortization is expected to reflect the pattern in which the economic benefits of the asset are consumed. Amortization of the asset is calculated as a function of the actual revenue received (numerator) over the expected/forecasted revenue (denominator) multiplied by the relative fair value of the specific product.

Statement of Income Accounting - Revenue Recognition:
We receive royalty payments based upon Depomed's licensees’ net sales of covered products. Generally, under these agreement we receive royalty reports from Depomed approximately one month in arrears, that is, generally in the month after Depomed's licensee has sold the royalty-bearing product. We recognize royalty revenues when we can reliably estimate such amounts and collectability is reasonably assured. As such, we generally recognize royalty revenues in the month reported to us by Depomed, that is, royalty revenues are generally recognized one month following the month in which sales by Depomed's licensees occurred. Under this accounting policy, the royalty revenues we report are not based upon our estimates and such royalty revenues are typically reported in the same period in which we receive payment from Depomed licensees.

Footnote Disclosure:
As stated above, the Company had previously accounted for the Depomed transaction as an intangible asset and followed the related accounting and disclosure guidance found in ASC 350. As stated above, we now believe it more appropriate to account for this transaction as a financial asset per the guidance found in ASC 470.

Due to the materiality of this transaction, we conclude it appropriate to continue to disclose this financial asset on its own line in the balance sheet. We propose a caption change from “Intangible Assets” to “Rights to Royalty Interests”.

As a financial asset, we further conclude that this asset is subject to the fair value measurement disclosure requirements and we will add this transaction to our financial footnotes under Fair Value Measurement.

In addition to these added disclosure requirements, we conclude it appropriate to expand our current disclosure on our elected amortization model and the related accounting therein.

We will make these disclosures prospectively for all periods presented.

Please contact me at (775) 832-8505 if you have any questions.

Sincerely,

/s/ Peter S. Garcia

Peter S. Garcia
Chief Financial Officer

cc:	John P. McLaughlin, Chief Executive Officer
Danny Hart, Deputy General Counsel
Karen Bertero, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP